ASANKO GOLD - NOTICE OF CHANGE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, April 7, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces it will now hold its previously announced Annual General and Special Meeting of shareholders ("AGSM") on Thursday, April 30, 2020 at 10:00 a.m. (PDT), in a virtual only format whereby shareholders may attend and participate in the AGSM via live audio webcast.

The AGSM was previously scheduled to be held at the offices of Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia. Out of necessary caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Asanko will now hold its AGSM in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of geographic location and equity ownership will have an equal opportunity to participate in the AGSM and engage with management of the Company as well as other shareholders. Shareholders will no longer be able to attend the AGSM in person.

How to Vote Before the AGSM

Before the AGSM, shareholders of record as of March 10, 2020 (the Record Date) may vote by completing the form of proxy in accordance with the instructions provided therein. Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Asanko shares are voted at the AGSM. Please refer to section "General Proxy Information" of Asanko's management information circular dated March 16, 2020 (the "Information Circular") for additional details on how to vote by proxy before the AGSM and the matters to be voted upon. Note that the Information Circular and the form of proxy or voting instruction form previously distributed to shareholders will not be updated to reflect the change in location and format of the AGSM and may continue to be used to vote Asanko shares.

How to Vote at the AGSM

At the AGSM, registered shareholders may vote by completing a ballot online, as further described below under "How to Attend the Virtual Only AGSM". If you are a non-registered shareholder and wish to attend, participate or vote at the AGSM, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below under "How to Appoint a Proxyholder". By doing so, you are instructing your intermediary to appoint you as its proxyholder. It is important that you comply with the instructions provided by your intermediary to appoint yourself as proxyholder, sign and return your form of proxy or voting instruction form as applicable.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the AGSM but will be able to attend the AGSM as guests. This is because the Company and our transfer agent, Computershare Investor Services Inc. ("Computershare"), do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

How to Appoint a Proxyholder

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the AGSM.

Shareholders who wish to appoint a third-party proxyholder to attend and participate at the AGSM as their proxyholder and vote their Asanko voting shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the AGSM and only being able to attend as a guest. If you are using a Control Number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the AGSM. If you DO NOT wish to revoke all previously submitted proxies, you must accept the terms and conditions, and only enter the meeting as a guest.  If you enter as a guest, you will not be able to vote and you will not be able to ask questions.

  Step 1: Submit your form of proxy or voting instruction form: To appoint a third-party proxyholder, insert that person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

  Step 2: Register your proxyholder: To register a third party proxyholder, shareholders must visit http://www.computershare.com/Asanko by no later than 10:00 a.m. (PDT) on April 28, 2020 (the "voting deadline") and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the AGSM but will be able to participate as a guest.

How to Attend the Virtual Only AGSM

Attending the AGSM online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed a third party proxyholder, to participate at the AGSM, ask questions and vote, all in real time. Registered shareholders and duly appointed third-party proxyholders can vote at the appropriate times during the AGSM. Guests, including non-registered beneficial shareholders who have not duly appointed a third-party proxyholder, can log in to the AGSM as set out below. Guests can listen to the AGSM but are not able to vote.

  Log in online at https://web.lumiagm.com/216984373. We recommend that you log in at least fifteen minutes before the AGSM starts.
  Click "Login" and then enter your Control Number and Password "asanko2020" (case sensitive).

OR

  Click "Guest" and then complete the online form.

Registered shareholders: The Control Number located on the form of proxy or in the email notification you received is your Control Number.

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Duly appointed proxyholders: Computershare will provide the proxyholder with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in "How to Appoint a Proxyholder" above.

If you attend the AGSM online, it is important that you are connected to the internet at all times during the AGSM in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the AGSM. You should allow ample time to check into the AGSM online and complete the related procedure.

United States Beneficial Owners: To attend and vote at the virtual AGSM, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the AGSM. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the AGSM, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than April 28, 2020 by 10:00 a.m. (PDT). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the AGSM and vote your shares at https://web.lumiagm.com/216984373  during the AGSM. Please note that you are also required to register your appointment at www.computershare.com/Asanko.

Revoking your proxy: As shareholders are not permitted to attend the AGSM in person, registered shareholders may no longer provide later-dated proxies or revocations to the chair of the AGSM. If you are a shareholder of record, you may change your vote by: (i) providing a written notice of revocation or a subsequent proxy to Computershare or to the address of the registered office of the Company at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 prior to the voting deadline; or (ii) by virtually attending the AGSM and voting in accordance with the instructions provided in this news release. If you have followed the process for virtually attending and voting at the AGSM, voting at the AGSM will revoke your previous proxy.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Asanko's Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

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Enquiries:

Lynette Gould - SVP Investor Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +1 778 729 0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

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